Mail Stop 3561

September 9, 2008

Mr. William H. Williams
President and Chief Executive Officer
Harry & David Holdings, Inc.
2500 South Pacific Highway
Medford, Oregon 97501

> **Re: Harry & David Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 14, 2007**
> **Commission File No. 333-127173**

Dear Mr. Williams:

We have reviewed your response dated July 18, 2008 to our comment letter dated June 25, 2008 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended June 30, 2007

Note 10 – Stock Option Plan, page F-22

1. We reviewed your response to comment nine in our letter dated June 25, 2008. Please tell us in more detail why you believe the vesting period of your options is the best estimate of the expected term of your options. Also tell us specifically why you believe your methodology for estimating expected term is consistent with the guidance in paragraphs A26 through A30 of SFAS 123(R) and SAB Topic 14:D.2. In estimating the expected term of your options, tell us how you consider any available data regarding historical exercise behavior of your employees along with other information regarding exercise behavior such as industry averages and published academic research. Also tell us your consideration of using the "simplified" method for estimating the expected term of "plain vanilla" options discussed in SAB Topic 14.D.2.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Staff Accountant Sondra Snyder at (202) 551-3332, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief